UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Sullivan, Chris Thomas
   2202 North Westshore Boulevard, 5th Floor
   Tampa, Florida  33607
   United States
2. Issuer Name and Ticker or Trading Symbol
   Outback Steakhouse, Inc.
   OSSI
3. IRS or Social Security Number of Reporting Person (Voluntary)
   ###-##-####
4. Statement for Month/Year
   05/00
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director (X) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Chairman of the Board, Chief Executive Officer
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

___________________________________________________________________________________________________________________________________
 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
___________________________________________________________________________________________________________________________________|
1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
___________________________________________________________________________________________________________________________________|
Common Stock, par value $.0|05/02/|J   |V|34,376            |N/A|N/A        |                   |I     |(1)                        |
1                          |00    |    | |                  |   |           |                   |      |                           |
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Common Stock, par value $.0|05/02/|G   |V|7,813             |D  |N/A        |                   |      |                           |
1                          |00    |    | |                  |   |           |                   |      |                           |
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Common Stock, par value $.0|05/02/|G   |V|6,250             |D  |N/A        |                   |      |                           |
1                          |00    |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock, par value $.0|05/02/|G   |V|15,625            |D  |N/A        |                   |      |                           |
1                          |00    |    | |                  |   |           |                   |      |                           |
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Common Stock, par value $.0|05/02/|G   |V|4,688             |D  |N/A        |39,216             |D     |                           |
1                          |00    |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
                           |      |    | |                  |   |           |                   |I     |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock, par value $.0|-     |-   |-|-                 |-  |-          |2,568              |D     |(2)                        |
1                          |      |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock, par value $.0|-     |-   |-|-                 |-  |-          |346,938            |I     |(3)                        |
1                          |      |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock, par value $.0|05/15/|S   |V|600,000           |D  |$33.0625(4)|9,963,361          |I     |(4)                        |
1                          |00    |    | |                  |   |           |                   |      |                           |
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___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
None                  |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
(1) Mr. Sullivan received 34,376 shares in a non-liquidating distribution from Multi-Venture Partners, Ltd., a Nevada limited partnerhsip ("MVP"), a partnership in which Mr. Sullivan is a limited partner. These shares were previously reported as beneficially owned by Mr. Sullivan indirectly through MVP. The foregoing transaction is exempt from
Section 16 pursuant to Rule 16a-13 as a
change in form of beneficial ownership. Upon Mr. Sullivan's receipt of such shares, he gifted them as reflected in Table 1.
(2) Owned by Mr. Sullivan as custodian for the benefit of his minor children.
(3) Owned by Sullivan Family Investments, Ltd. for which Mr. Sullivan serves as sole general partner.
(4) Securities held by MVP. The reported transaction involved the private transfer of 600,000 shares by MVP, a partnership of which the reporting person is a partner, to an exchange fund. The shares were transferred to the exchange fund at an exchange value of $33.0625 per share. The amount of securities reported as beneficially owned at the end of month also reflects 34,376 shares distributed to Mr. Sullivan (See Note 1) and 600,000 shares transferred to another limited partner of MVP.
SIGNATURE OF REPORTING PERSON
                     CHRIS T. SULLIVAN
DATE
6/2/2000